Exhibit 99.1

Le Gaga Holdings Limited Announces Receipt of “Going Private” Proposal at US$4.01 Per ADS and US$0.0802 Per Ordinary Share

Le Gaga Holdings Limited (NASDAQ: GAGA) (“Le Gaga” or the “Company”), a leading greenhouse vegetable producer in China, announced today that its board of directors has received a non-binding proposal letter dated May 21, 2013 from Ms. Na Lai Chiu, the chairman of the Company’s board of directors, Mr. Shing Yung Ma, a director and the chief executive officer of the Company, and Sequoia Capital China (together with Ms. Na Lai Chiu and Mr. Shing Yung Ma, the “Consortium”) to acquire all of the outstanding shares of the Company not currently owned by the Consortium in a “going private” transaction (the “Transaction”) at a price of US$4.01 in cash per American Depositary Share of the Company (“ADS,” each ADS representing 50 ordinary shares of the Company), or US$0.0802 in cash per ordinary share of the Company, as the case may be.

According to the proposal letter, the Consortium intends to form an acquisition company to implement the Transaction, and has held discussions with certain financial institutions that have expressed interest in financing the Transaction. A copy of the proposal letter is attached hereto as Exhibit A.

The Company’s board of directors has formed a special committee consisting of three independent directors (the “Special Committee”) to consider this proposal. The Company expects that the Special Committee will retain a financial advisor and legal counsel to assist it in its work. The Company cautions its shareholders and others considering trading in its securities that the Company has just received the non-binding proposal and has not made any decisions with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

Weil, Gotshal & Manges LLP is acting as U.S. counsel to the Consortium. Latham & Watkins is acting as the Company’s U.S. counsel.

About Le Gaga Holdings Limited (NASDAQ: GAGA)

Le Gaga is a leading greenhouse vegetable producer in China. The Company sells and markets greenhouse vegetables such as peppers, tomatoes, cucumbers and eggplants, as well as green leafy vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong. The Company has successfully built a trusted brand among its customers. The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. Leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database, the Company specializes in producing and selling high-quality, off-season vegetables during the winter months.

Contact Information

For further information, please contact:

PR China
Jane Liu	Henry Chik
Tel: (852) 2522 1838	Tel: (852) 2522 1368
Email: jliu@prchina.com.hk	Email: hchik@prchina.com.hk

Exhibit A

May 21, 2013

The Board of Directors

Le Gaga Holdings Limited

Unit 1105, The Metropolis Tower

10 Metropolis Drive

Hung Hom, Kowloon

Hong Kong

Dear Members of the Board of Directors:

We, Na Lai Chiu (the “Chairwoman”), Shing Yung Ma (the “Founder”) and SC China Holdings Limited, on behalf of funds managed and/or advised by it (together with its and their affiliates, “Sequoia” and, together with the Chairwoman and the Founder, the “Consortium”), are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding shares of Le Gaga Holdings Limited (the “Company”) that are not already directly or indirectly beneficially owned by us in a going private transaction on the principal terms and conditions described in this letter (the “Transaction”). Collectively, the Consortium beneficially owns 1,117,921,001 ordinary shares of the Company, which represents 50.84% of the total outstanding ordinary shares of the Company, as of the date hereof.

We believe that our proposal of US$4.01 in cash per American Depositary Share of the Company (“ADS,” with each ADS representing 50 ordinary shares of the Company), or $0.0802 in cash per ordinary share of the Company, as the case may be, provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a premium of 16.57% over the closing price of the ADSs on May 20, 2013 and a premium of 20.67% over the volume-weighted average closing price of the ADSs during the last 30 trading days.

The terms and conditions upon which we are prepared to pursue the Transaction are set forth below.

1.	Consortium. Members of the Consortium have entered into a consortium agreement dated as of the date hereof, pursuant to which we will form an acquisition company for the purpose of implementing the Transaction and have agreed to work with each other exclusively in pursuing the Transaction.

2.	Purchase Price. The consideration payable in the Transaction will be US$4.01 in cash per ADS and $0.0802 in cash per ordinary share (in each case other than those ADSs or ordinary shares held by members of the Consortium and other shareholders that are expected to be rolled over in connection with the Transaction).

3.	Financing. We have held discussions with financial institutions that have expressed interests in providing financing in connection with the Transaction and are confident that we will secure adequate financing to consummate the Transaction.

4.	Due Diligence. We are ready to move expeditiously to complete the Transaction as soon as practicable and believe that, with the full cooperation of the Company, our financing providers can complete customary legal, financial and accounting due diligence in a timely manner and in parallel with discussions on the Definitive Agreements (as defined below).

5.	Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) in respect of the Transaction. These agreements will provide for representations, warranties, covenants and conditions that are typical, customary and appropriate for transactions of this type. We have engaged Weil, Gotshal & Manges LLP as legal advisor to the Consortium in connection with the Transaction.

6.	Process. Given the involvement of the Chairwoman, the Founder and Sequoia as members of the Consortium in the Transaction, we believe it is prudent and in the best interests of the Company for the Company’s Board of Directors to establish a special committee of independent directors to consider the Transaction (the “Special Committee”). We also expect that the Special Committee would retain independent advisors, including an independent financial advisor, to assist it in its work. In considering our offer, you should be aware that we are interested only in acquiring the outstanding ordinary shares of the Company that members of the Consortium do not already beneficially own and which are not expected to be rolled over in connection with the Transaction, and that we do not intend to sell our stake in the Company to a third party.

7.	Confidentiality. We will ensure that this letter and the consortium agreement are promptly filed and disclosed to the public in accordance with applicable securities regulations. However, we are sure you will agree that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

8.	No Binding Commitment. This letter constitutes only a preliminary indication of interest and does not constitute an offer capable of acceptance or any binding commitment with respect to the Transaction. A binding commitment will result only from the execution of the Definitive Agreements, and then will be on terms and conditions provided in such documentation.

* * * *

In closing, we would like to express our commitment to working together to bring the Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Very truly yours,

/s/ Na-Lai Chiu
Na-Lai Chiu

/s/ Shing Yung Ma
Shing Yung Ma

SC China Holdings Limited

By:	/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorized Signatory